UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                                    RPC, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock,$.10 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   749660 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              B. Joseph Alley, Jr.
                            2800 One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3400
                                 (404) 873-8688
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                    10/10/03
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749660 10 6                                               Page 2 of 13


================================================================================
1     Name of Reporting Person S.S. or I.R.S. Identification
      No. of Above Person

      R. Randall Rollins
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group                  (a)|X|
                                                                        (b)|_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      00
--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(E)                                       |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
7     Sole Voting Power

      480,789***
--------------------------------------------------------------------------------
8     Shared Voting Power

      17,129,252*
-------------------------------------------------------------------------------
9     Sole Dispositive Power

      480,789***
--------------------------------------------------------------------------------
10    Shared Dispositive Power

      17,129,252*
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      17,610,041*
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares                                               |X|

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      61.3 percent*
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IN
================================================================================

     * Does not include 26,359** shares of the Company held by his wife. Includes 17,048,292** shares of the Company held by RFPS Management Company II, L.P. of which RFA Management Company, LLC ("General Partner"), a Georgia limited liability company, is the general partner. The voting interests of the General Partner are held by two revocable trusts, one of which each of Gary or Randall Rollins is the grantor and sole trustee. LOR, Inc. is the manager of the General Partner. Also includes 80,960** shares of common stock in two trusts of which he is Co-Trustee and as to which he shares voting and investment power.

     ** Mr. Rollins disclaims any beneficial interest in these holdings.

     *** Includes 2,160** shares of common stock held as Trustee, Guardian, or Custodian for his children. Also includes options to purchase 20,000** shares, which are currently exercisable or will become exercisable within 60 days of the date hereof. This excludes options to purchase 80,000** shares that are not currently exercisable and will not become exercisable within 60 days of the date hereof.

CUSIP No. 749660 10 6                                               Page 3 of 13


================================================================================
1     Name of Reporting Person  S.S. or I.R.S. Identification No. of
      Above Person

      Gary W. Rollins
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group                   (a)|X|
                                                                         (b)|_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      00
--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(E)                                        |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
7     Sole Voting Power

      675,282
-------------------------------------------------------------------------------
8     Shared Voting Power

      17,129,252*
--------------------------------------------------------------------------------
9     Sole Dispositive Power

      675,282
--------------------------------------------------------------------------------
10    Shared Dispositive Power

      17,129,252*
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      17,804,534*
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares
                                                                           |X|
--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      62.0 percent*
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IN
================================================================================

     * Does not include 60,004** shares of the Company held by his wife. Includes 17,048,292** shares of the Company held by RFPS Management Company II, L.P. of which RFA Management Company, LLC ("General Partner"), a Georgia limited liability company, is the general partner. The voting interests of the General Partner are held by two revocable trusts, one of which each of Gary or Randall Rollins is the grantor and sole trustee. LOR, Inc. is the manager of the General Partner. Includes 80,960** shares of common stock in two trusts of which he is Co-Trustee and as to which he shares voting and investment power.

     ** Mr. Rollins disclaims any beneficial interest in these holdings.

CUSIP No. 749660 10 6                                               Page 4 of 13


================================================================================
1     Name of Reporting Person  S.S. or I.R.S. Identification
      No. of Above Person

      RFPS Management Company II, L.P.

--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group                  (a)|X|
                                                                         (b)|_|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      00
--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(E)                                       |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
7     Sole Voting Power

      17,048,292
--------------------------------------------------------------------------------
8     Shared Voting Power

      0
--------------------------------------------------------------------------------
9     Sole Dispositive Power

      17,048,292
--------------------------------------------------------------------------------
10    Shared Dispositive Power

      0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      17,048,292
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares                                                       |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      59.3 percent
--------------------------------------------------------------------------------
14    Type of Reporting Person

      PN
================================================================================

CUSIP No. 749660 10 6                                               Page 5 of 13


================================================================================
1     Name of Reporting Person  S.S. or I.R.S. Identification
      No. of Above Person

      RFA Management Company, LLC
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group                  (a)|X|
                                                                        (b)|_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(E)                                       |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
7     Sole Voting Power

      0
--------------------------------------------------------------------------------
8     Shared Voting Power

      17,048,292*
--------------------------------------------------------------------------------
9     Sole Dispositive Power

      0
--------------------------------------------------------------------------------
10    Shared Dispositive Power

      17,048,292*
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      17,048,292*
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares                                                        |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      59.3 percent*
--------------------------------------------------------------------------------
14    Type of Reporting Person

      CO
================================================================================


     * Includes 17,048,292 shares owned by RFPS Management Company II, L.P. (the "Partnership"). The reporting person is the general partner of the Partnership. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.

CUSIP No. 749660 10 6                                               Page 6 of 13


================================================================================
1     Name of Reporting Person  S.S. or I.R.S. Identification No.
      of Above Person

      RFPS Investments II, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group                   (a)|X|
                                                                         (b)|_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds
      00

--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(E)                                       |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
7     Sole Voting Power

      0
--------------------------------------------------------------------------------
8     Shared Voting Power

      17,048,292*
--------------------------------------------------------------------------------
9     Sole Dispositive Power

      0
--------------------------------------------------------------------------------
10    Shared Dispositive Power

      17,048,292*
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      17,048,292*
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares                                                               |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      59.3 percent*
--------------------------------------------------------------------------------
14    Type of Reporting Person

      PN
================================================================================

     * Includes 17,048,292 shares owned by RFPS Management Company II, L.P. (the "Partnership"). The reporting person is a limited partner of the Partnership. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.

CUSIP No. 749660 10 6                                               Page 7 of 13


================================================================================
1     Name of Reporting Person  S.S. or I.R.S. Identification
      No. of Above Person

      LOR, Inc.
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group                   (a)|X|
                                                                         (b)|_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      00
--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(E)        |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
7     Sole Voting Power

      0
--------------------------------------------------------------------------------
8     Shared Voting Power

      17,048,292*
--------------------------------------------------------------------------------
9     Sole Dispositive Power

      0
--------------------------------------------------------------------------------
10    Shared Dispositive Power

      17,048,292*
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      17,048,292*
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares                                                       |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      59.3 percent*
--------------------------------------------------------------------------------
14    Type of Reporting Person

      CO
================================================================================


     * Includes 17,048,292 shares owned by RFPS Management Company II, L.P. (the "Partnership"). The reporting person is the manager of the General Partner of the Partnership. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.

CUSIP No. 749660 10 6                                               Page 8 of 13



================================================================================
1      Name of Reporting Person  S.S. or I.R.S. Identification
       No. of Above Person

       LOR Investment Company, LLC
--------------------------------------------------------------------------------
2      Check the Appropriate Box if a Member of a Group                  (a)|X|
                                                                         (b)|_|
--------------------------------------------------------------------------------
3      SEC Use Only

--------------------------------------------------------------------------------
4      Source of Funds

       WC
--------------------------------------------------------------------------------
5      Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(E)                                      |_|

--------------------------------------------------------------------------------
6      Citizenship or Place of Organization

       United States
--------------------------------------------------------------------------------
7      Sole Voting Power

       0
--------------------------------------------------------------------------------
8      Shared Voting Power

       17,048,292*
--------------------------------------------------------------------------------
9      Sole Dispositive Power

       0
--------------------------------------------------------------------------------
10     Shared Dispositive Power

       17,048,292*
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned by Each Reporting Person

       17,048,292*
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares                                                              |_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)

       59.3 percent*
--------------------------------------------------------------------------------
14     Type of Reporting Person

       CO
================================================================================

     * Includes 17,048,292 shares owned by RFPS Management Company II, L.P. (the "Partnership"). The reporting person is the general partner of the limited partner of the Partnership. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.

CUSIP No. 749660 10 6                                               Page 9 of 13


Item 1.  Security and Issuer

     This Amendment No. 4 to Schedule 13D relates to the Common Stock, $.10 par value, of RPC, Inc., a Delaware corporation (the "Company"). The original
Schedule 13D ("13D") was filed on November 8, 1993 and was amended by Amendment No. 1 ("Amendment 1") on March 5, 1996. Amendment No. 2 ("Amendment 2") was filed on January 10, 2003. Amendment No. 3 ("Amendment 3") was filed on May 1, 2003. The principal executive office of the Company is located at:

                  c/o LOR, Inc.
                  2170 Piedmont Road, N.E.
                  Atlanta, Georgia   30324

Item 2.  Identity and Background

     1.   (a) R. Randall Rollins is a person filing this statement.

          (b)  c/o LOR, Inc., 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

     (c) Chairman of the Board and Chief Executive Officer of RPC, Inc., engaged in the business of oil and gas field services and boat manufacturing, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324. Chairman of the Board and Chief Executive Officer of Rollins, Inc., engaged in the provision of pest-control, home security, lawn care and other consumer services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

          (d) None.

          (e) None.

          (f) United States.

       2. (a) Gary W. Rollins is a person filing this statement.

          (b) c/o LOR, Inc., 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

          (c) President and Chief Operating Officer of Rollins, Inc., engaged in the provision of pest-control, home security, lawn care and other consumer services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

          (d) None.

          (e) None.

          (f) United States.

       3. (a) RFPS Management Company II, L.P. is a reporting person filing this statement.

          (b) c/o LOR, Inc., 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

          (c) A Georgia limited partnership.

          (d) None.

CUSIP No. 749660 10 6                                              Page 10 of 13


          (e) None.

          (f) United States.

       4. (a) RFA Management Company, LLC is a reporting person filing this statement.

          (b) c/o LOR, Inc., 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

          (c) A Georgia limited liability company.

          (d) None.

          (e) None.

          (f) United States.

       5. (a) RFPS Investments II, L.P. is a reporting person filing this statement.

          (b) c/o LOR, Inc., 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

          (c) A Georgia limited partnership.

          (d) None.

          (e) None.

          (f) United States.

       6. (a) LOR, Inc. is a reporting person filing this statement.

          (b) 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

          (c) A Georgia corporation owned and controlled by R. Randall Rollins, Gary W. Rollins, Rollins Family Members and Trusts benefiting Rollins Family Members.

          (d) None.

          (e) None.

          (f) United States.

       7. (a) LOR Investment Company, LLC is a reporting person filing this statement.

          (b) c/o LOR, Inc., 2170 Piedmont Road, N.E., Atlanta, Georgia 30324

          (c) A Georgia limited liability company, wholly owned by LOR, Inc.

          (d) None.

          (e) None.

CUSIP No. 749660 10 6                                              Page 11 of 13


          (f) United States.

Item 3.  Source and Amount of Funds or Other Consideration

     See 13D, Amendment 1, Amendment 2 and Amendment 3. On October 10, 2003, O. Wayne Rollins contributed 75,600 shares to RFPS Management Company II, L.P. (the "Partnership"). No consideration was given for the shares.

Item 4.  Purpose of Transaction

     See 13D, Amendment 1, Amendment 2, Amendment 3, and Item 3 above. The transactions were effected for administration and collective management purposes. The reporting persons currently intend to hold the shares for investment.

          (a) - (j) None.

Item 5.  Interest in Securities of the Issuer

          (a)-(b) See 13D, Amendment 1, Amendment 2, and Amendment 3.

          (c) Not applicable.

          (d) None.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

          (a) Agreement of filing persons relating to filing of joint statement per Rule 13d-1(f).

CUSIP No. 749660 10 6                                              Page 12 of 13


Signature.

     After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

RFPS MANAGEMENT COMPANY II, L.P.

RFA MANAGEMENT COMPANY, LLC

By:  LOR, Inc., Manager

/s/ Glenn P. Grove, Jr.
----------------------------------------
By:  Glenn P. Grove, Jr.
Its: Assistant Secretary


R. RANDALL ROLLINS


GARY W. ROLLINS


RFPS INVESTMENTS II, L.P.


LOR, INC.


LOR INVESTMENT COMPANY, LLC


By: Glenn P. Grove, Jr. as attorney-in fact


/s/ Glenn P. Grove, Jr.
---------------------------------------
    Glenn P. Grove, Jr.

CUSIP No. 749660 10 6                                              Page 13 of 13


                                    EXHIBIT A


     The undersigned each hereby certifies and agrees that the above Amendment to Schedule 13D concerning securities issued by RPC, Inc. is being filed on behalf of each of the undersigned.

RFPS MANAGEMENT COMPANY II, L.P.

RFA MANAGEMENT COMPANY, LLC

By:  LOR, Inc., Manager

/s/ Glenn P. Grove, Jr.
----------------------------------------
By:  Glenn P. Grove, Jr.
Its: Assistant Secretary


R. RANDALL ROLLINS


GARY W. ROLLINS


RFPS INVESTMENTS II, L.P.


LOR, INC.


LOR INVESTMENT COMPANY, LLC


By: Glenn P. Grove, Jr. as attorney-in fact


/s/ Glenn P. Grove, Jr.
---------------------------------------
    Glenn P. Grove, Jr.



1664141